SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2009

Cell Kinetics Ltd.
(Translation of registrant’s name into English)

2 Yodfat Street
Lod 71219, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a proxy statement and a proxy card to be sent to the Registrant’s shareholders in connection with its upcoming Annual General Meeting of Shareholders.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cell Kinetics Ltd. (Registrant) By: /s/ Asaf Ben Arye —————————————— Asaf Ben Arye Chief Executive Officer

Date: September 7, 2009

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CELL KINETICS LTD.

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

To be held on October 13, 2009

TO THE SHAREHOLDERS OF CELL KINETICS LTD.:

        You are cordially invited to attend the Annual General Meeting of the Shareholders of Cell Kinetics Ltd. (the “Company”) to be held at 11:00 A.M. (Israel time), on October 13, 2009, at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., 40th Floor, Round Building, One Azrieli Center, Tel Aviv 67021, Israel (the “Meeting”) for the following purposes:

1.	To reelect Mr. Shmuel Peretz, Mr. Mitchell H. Freeman, Mr. Daniel A. Luchansky, and Ms. Jaclynn Fischman Shweky to serve on the Board of Directors (the “Board”) until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve the compensation to our Directors who are not Company employees or consultants.

3.	To approve a one time payment of $1,500 to Shmuel Peretz, Chairman of the Board, in addition to any other compensation received.

4.	To authorize as compensation quarterly payments of up to $4,500 each to the presiding Chairman of the Board of the Company, such amounts to be determined by the Audit Committee and Board of Directors on a quarterly basis beginning November 1, 2009. Such amounts shall be in addition to the compensation referred to in Proposals 2 and 3.

5.	To approve the grant of options to purchase 25,000 Ordinary Shares of the Company, to be granted to the Company’s directors (excluding external directors).

6.	To approve the grant of options to purchase 10,000 Ordinary Shares of the Company, to be granted to directors Shmuel Peretz and Mitchell Freeman, which shall be in addition to the options referred to in Proposal 5 above.

7.	To increase the share capital of the Company such that following such increase the Company’s share capital shall be NIS 5,000,000 (five million New Israeli Shekels), divided into 500,000,000 (five hundred million) Ordinary Shares, nominal value NIS 0.01 each, and to amend the Company’s Articles of Association to reflect such increase of share capital.

8.	To approve an extension of certain expiration dates for options held by all directors, excluding external directors.

9.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2009 and for such additional period until the next Annual General Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with the Israeli Companies Law, 5759-1999.

10.	To receive and consider the Company’s audited financial statements for the year ended December 31, 2008.

11.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        The Board recommends the approval of each of these proposals.

        The Board has fixed the close of business on September 14, 2009 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

        Proposals 1 through 9 are ordinary resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

        The presentation to the Company’s shareholders for consideration of its audited Financial Statements for the fiscal year ended December 31, 2008 does not require a vote of shareholders.

        The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered no later than 24 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

        Joint holders of Ordinary Shares should take note that, pursuant to Article 10.3 of the Articles of Association of the Company, the vote of the senior of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Thank you for your cooperation.	Very truly yours,
By Order of the Board of Directors

Date: September 7, 2009	/s/ Smuel Peretz
Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED NO LATER THAN 24 HOURS PRIOR TO THE MEETING.

PROXY STATEMENT

CELL KINETICS LTD.
2 Yodfat Street
Lod 71291 Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 13, 2009

        You are cordially invited to attend the Annual General Meeting of the Shareholders of Cell Kinetics Ltd. (the “Company”) to be held at 11:00 A.M. (Israel time), on October 13, 2009, at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., 40th Floor, Round Building, One Azrieli Center, Tel Aviv, 67021 Israel (the “Meeting”) for the following purposes:

1.	To reelect Mr. Shmuel Peretz, Mr. Mitchell H. Freeman, Mr. Daniel A. Luchansky, and Ms. Jaclynn Fischman Shweky to serve on the Board until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve the compensation to our Directors who are not Company employees or consultants.

3.	To approve a one time payment of $1,500 to Shmuel Peretz, Chairman of the Board, in addition to any other compensation received.

4.	To authorize as compensation quarterly payments of up to $4,500 each to the presiding Chairman of the Board of the Company, such amounts to be determined by the Audit Committee and Board of Directors on a quarterly basis beginning November 1, 2009. Such amounts shall be in addition to the compensation referred to in Proposals 2 and 3.

5.	To approve the grant of options to purchase 25,000 Ordinary Shares of the Company, to be granted to the Company’s directors (excluding external directors).

6.	To approve the grant of options to purchase 10,000 Ordinary Shares of the Company, to be granted to directors Shmuel Peretz and Mitchell Freeman, which shall be in addition to the options referred to in Proposal 5 above.

7.	To increase the share capital of the Company such that following such increase the Company’s share capital shall be NIS 5,000,000 (five million New Israeli Shekels), divided into 500,000,000 (five hundred million) Ordinary Shares, nominal value NIS 0.01 each, and to amend the Company’s Articles of Association to reflect such increase of share capital.

8.	To approve an extension of certain expiration dates for options held by all directors, excluding external directors.

9.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2009 and for such additional period until the next Annual General Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with the Israeli Companies Law, 5759-1999.

10.	To receive and consider the Company’s audited financial statements for the year ended December 31, 2008.

11.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board. The Company knows of no other matters to be submitted at the Meeting other than as specified in this Proxy Statement and in the Notice of Annual General Meeting of Shareholders attached to this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. In addition, the shares will be voted with respect to any other proposals in accordance with the recommendations of the Board. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

        The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is, in Israel, 2 Yodfat Street. Lod 71291, Israel, or in the United States, c/o American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, USA, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered no later than 24 hours prior to the Meeting.

        The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about September 16, 2009. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith. If your shares are held in “street name,” you must get a proxy from your broker or bank in order to attend the Meeting and vote.

        If directions are not given on a signed and returned proxy card or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board.

        Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on September 14, 2009 are entitled to notice of and to vote at the Meeting. The Company had 19,999,961 Ordinary Shares issued and outstanding on August 31, 2009, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding a majority of the voting rights, will constitute a quorum at the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time (October 20, 2009 at 11:00 A.M.) at the same location as the adjourned Meeting or in case that the Meeting is to be postponed due to lack of quorum, the Meeting can be postponed to such day, time and place as the Chairman of the Board may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy. At such adjourned Meeting, any shareholder(s) present in person or by proxy and holding at least 25% of the voting rights in the company shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was originally convened.

        Votes Required. Proposals 1 through 9 are ordinary resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

        The presentation to the Company’s shareholders for consideration of its audited Financial Statements for the fiscal year ended December 31, 2008 does not require a vote of shareholders.

        The Board recommends the approval of each of the following proposals.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of August 31, 2009, the number of Ordinary Shares beneficially owned by (i) each of the Company’s officers and directors, and (ii) all of the Company’s shareholders that, to the best of the Company’s knowledge, own more than 5% of its outstanding Ordinary Shares. The percentages below are based on 19,999,961 Ordinary Shares outstanding as of August 31, 2009:

Name or Group	Ordinary Shares Beneficially Owned(1)
	Number		Percentage

Medis El Ltd.	16,500,000	(2)	82.50%
Dr. Asaf Ben-Arye	330,000	(3)	1.62%
Shmuel Peretz	25,000	(3)	*
Mitchell H. Freeman	50,000	(3)	*
Jaclyn Shweky	25,000	(3)	*
Daniel A. Luchansky	50,000	(3)	*
David Arie(4)	25,000	(3)	*
Lauri Hanover(4)	25,000	(3)	*
All of the executive officers and directors as
a group (seven persons)	530,000	(3)	2.58%

* Less than 1%.

(1)	“Beneficial Ownership” means the sole or shared power to direct the voting or investment of a security, including securities subject to options, warrants or other common stock equivalents which are exercisable or will be exercisable within 60 days of August 31, 2009.

(2)	Medis El Ltd. is a wholly owned subsidiary of Medis Technologies Ltd., a Delaware corporation (Nasdaq: MDTL).

(3)	Represents options to acquire Ordinary Shares.

(4)	David Arie and Lauri Hanover are external directors of the Company.

PROPOSAL 1

ELECTION OF DIRECTORS

        At the Meeting, the shareholders are requested to elect four nominees to serve on the Board as follows: Mr. Shmuel Peretz, Mr. Mitchell H. Freeman, Mr. Daniel A. Luchansky, and Ms. Jaclynn Fischman Shweky. The members of the Board other than the External Directors are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

        Section 239 of the Israeli Companies Law, 5759-1999 (“Companies Law”), requires that companies whose shares are publicly traded have at least two External Directors on the board of directors. Their term of service is three years, and they may be elected to serve for an additional three-year term. The current External Directors, Ms. Lauri A. Hanover and Mr. David Arie, were elected at the annual general meeting held October 7, 2008.

        Pursuant to the Company’s Articles of Association, the number of directors in the Company (including External Directors) shall be determined from time to time by the Board of Directors, provided that it shall not be less than two nor more than eleven. If at a general meeting of the Company, new directors in the minimum amount specified pursuant to the Articles are not elected, the directors who held office until such time shall continue to hold office until they are replaced at the Company’s general meeting.

        It is the intention of the persons named in the proxy to vote for the election of the four nominees named above, each to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions of the Articles of Association of the Company.

        According to the Companies Law, nominee directors must provide the Company with a declaration stating that they have the necessary qualifications and the ability to devote an adequate amount of time in order to fulfill their role as directors of the Company in light of the Company’s special needs and size. In addition, the Companies Law requires that such declaration also refer to the director being in compliance with the provisions of Sections 226 and 227 of the Companies Law, referring, inter alia, to the director not being convicted of certain criminal offences and to the director not being underage, legally incapacitated, or declared bankrupt. All nominee directors have provided such declarations, which are available for review at the Company’s offices.

        The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares for the election of such other nominees as the Board may propose. All nominees listed below have advised the Board that they intend to serve as directors if elected.

        The nominees and certain information about them is set forth below:

        Shmuel Peretz served as president of Israel Aerospace Industries European division, between the years 1997-2002. Prior to that, Mr. Peretz served in several positions at Israel Aerospace Industries, including Vice President (Finance) between the years 1992-1996, deputy Vice President (Finance) between the years 1985-1991, Treasurer between the years 1983-1984 and Financial Representative in the United States between 1979-1982. In addition, Mr. Peretz served as a director in several companies, including Elta Ltd., Magal Ltd. and Belgium Advanced Technology Systems (BATS). He was also a director of Medis from 1997 to 2003 and of Medis El from 1992 to 2003. Mr. Peretz holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem, and an MBA from the New York Institute of Technology.

        Mitchell M. Freeman is a consultant and private investor focused on strategic financial advisory activities, business development and capital raising opportunities. From January 2003 to September 2005, he was Chief Executive Officer of Freeman Meyer and Associates, LLC, a financial advisory and consulting firm specializing in business development, turnarounds, strategic financial advisory assignments and capital investment projects. In February 1994, Mr. Freeman founded Interactive Ventures Incorporated, a value added reseller of interactive voice response systems to the regional shopping center industry, and served as its Chief Executive Officer until the sale of the business in February 2001. He was also a founding director and shareholder of a major central station alarm company providing high level security to commercial businesses in New York City, a business that was sold in 1997. Mr. Freeman has served in other senior level investment banking and management positions, primarily in investment banking and real estate, at Fuji-Wolfensohn Inc., a joint venture between James D. Wolfensohn, Inc., an international investment banking firm, and Fuji Bank; Corporate Property Investors; Lazard Realty Inc. (a subsidiary of Lazard Freres & Co. LLC); and J.P. Morgan Investment Management Inc. Mr. Freeman was a founding member and Chairman of the Board of Replications Inc., a not-for-profit education organization committed to replicating successful public schools in new environments. He received a Masters degree in Business Administration from Columbia University and holds a B.A. from George Washington University. Mr. Freeman is currently a member of the Board of Director of Medis and serves as its Chairman of its audit committee and serves as a member of its compensation committee.

        Daniel A. Luchansky has been President and chief executive officer of DCL Holdings LLC, a privately held alternative energy start-up focusing on the solar power and renewable energy industries, since 2006. Mr. Luchansky has spent the past twenty-five years as an investment professional involved in all aspects of asset management including credit and equity analysis, as well as trading and portfolio management in a broad range of asset classes. From 1986 to 2006, Mr. Luchansky served in various capacities with Merrill Lynch Investment Managers and its successor, BlackRock, Inc., most recently as a Director in charge of convertible investing for the Americas Fixed Income Division. Concurrently, Mr. Luchansky served as the senior analyst covering the Oil and Gas and Alternative Energy sectors, with holdings in excess of $750 million. Previously, Mr. Luchansky was Senior Portfolio Manager for the Merrill Lynch Convertible Fund, ML Convertible Holdings, the Global Convertible Fund, and the offshore Convertible Securities Portfolio. He also served as co-manager of the Merrill Lynch World Income Fund. Prior to joining Merrill Lynch, Mr. Luchansky was an Investment Officer, equity analyst and credit analyst for First Fidelity Bank, a predecessor of Wachovia Bank, including acting as co-manager of The Value Fund, a private equity fund affiliated with First Fidelity Bank. Mr. Luchansky received his MBA from Monmouth University and his B.S. from Kean University. Mr. Luchansky is a member of the Board of Director of Medis.

        Jaclynn Fischman Shweky has spent the past 17 years building and implementing growth strategies for small to mid-sized companies, with a focus on product development, marketing, sales, and media relations. From 1997-1999, she was Associate Director of Strategic Product Development for the Sarnoff Corporation (Previously RCA Laboratories), responsible for finding commercial applications for technologies developed under government contract. Between the years 1999-2000, Mrs. Shweky served as President and Chief Operating Officer of The Telemedia Accelerator, an incubator created by Bear Stearns to drive the growth of young companies developing technology and content for digital broadband and broadcasting. She developed media relations experience serving from 2003-2005 as Vice President of Ricochet Public Relations, a media relations firm specializing in technology and biotech. Between 2000 and 2003, she served as Development Team – Interim Chief Operating Officer at Global Auction Network, a cross-platform, transactional television network start-up. Prior to 1997, through a consulting firm she founded, she built industry-specific project teams to develop business plans, product development plans and growth strategies for small to mid-sized companies. Ms. Shweky is currently a partner in Set To Celebrate, LLC, a wholesale and on-line retail party décor business. Ms. Shweky holds a B.A. Honors degree in Industrial Design, with a focus on Medical Equipment Design, from Central St. Martins College, London, England. Ms. Shweky currently serves as a member of the Audit Committee of Cell Kinetics Ltd.

        The Board recommends that the shareholders vote FOR the election of the directors mentioned above.

        At the Meeting, the Board proposes that the following resolution be adopted:

        “RESOLVED, to elect Mr. Shmuel Peretz, Mr. Mitchell H. Freeman, Mr. Daniel A. Luchansky, and Ms. Jaclynn Fischman Shweky as members of the Board of Directors of the Company to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 2

APPROVAL OF COMPENSATION TO THE BOARD OF DIRECTORS

        Under the Companies Law, director’s compensation requires shareholders approval.

        It is proposed that the compensation for directors who are not employees or paid consultants and who are not external directors be an amount equal to the minimum statutory annual fee payable to external directors of companies of the Company’s size, as set forth from time to time in the Companies Law and applicable regulations. This compensation shall not include per meeting fees or reimbursement of expenses. Such annual fees have been approved by the Company’s Audit Committee and the Board, subject to shareholder approval.

        The Board recommends a vote FOR the approval of the compensation arrangements described above for each of the directors of the Company (including directors appointed in the future but excluding External Directors) who are not employees or paid consultants of the Company.

        At the Meeting, the Board proposes that the following resolution be adopted:

        “RESOLVED, to approve the proposed compensation arrangements to all directors of the Company (including directors appointed in the future but excluding External Directors) who are not employees or paid consultants of the Company. Such compensation would be an amount equal to the minimum statutory annual fee payable to external directors of companies of the Company’s size.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 3

APPROVAL OF A ONE TIME PAYMENT TO THE CHAIRMAN OF THE BOARD

        Under the Companies Law, director’s compensation requires shareholder approval.

        In consideration of his current and past services to the Company, it is proposed that the current Chairman of the Board, Mr. Shmuel Peretz, shall receive a one time amount of $1,500. These payments shall be in addition to any other compensation received,. Such compensation has been approved by the Company’s Audit Committee and the Board, subject to shareholder approval.

        The Board recommends a vote FOR the approval of the compensation arrangement described above for the chairman of the board.

        At the Meeting, the Board proposes that the following resolution be adopted:

        “RESOLVED, in consideration of his current and past services to the Company and in addition to any other compensation received, to approve a one time payment of $1,500 to Shmuel Peretz, Chairman of the Board.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 4

APPROVAL OF COMPENSATION TO THE CHAIRMAN OF THE BOARD

        Under the Companies Law, director’s compensation requires shareholder approval.

        It is proposed that the presiding Chairman of the Board of the Company, whomever that may be now or in the future, shall receive as compensation quarterly payments of up to $4,500 each, with such payments to be determined by the Audit Committee and the Board on a quarterly basis beginning November 1, 2009. Such compensation arrangement has been approved by the Company’s Audit Committee and the Board, subject to shareholder approval.

        The Board recommends a vote FOR the approval of the compensation arrangement described above for the chairman of the board.

        At the Meeting, the Board proposes that the following resolution be adopted:

        “RESOLVED, to authorize as compensation quarterly payments of up to $4,500 each to the presiding Chairman of the Board of the Company, such amounts to be determined by the Audit Committee and Board of Directors on a quarterly basis beginning November 1, 2009. Such amounts shall be in addition to the compensation referred to in Proposals 2 and 3.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 5

APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY’S DIRECTORS
(EXCLUDING EXTERNAL DIRECTORS)

        Under the Companies Law, director’s compensation requires shareholder approval. At the annual general meeting held October 7, 2008, our shareholders approved compensation for directors who are not employees or paid consultants granting them options to purchase 25,000 of the Company’s Ordinary Shares. Such options are governed by the Company’s 2007 Equity Incentive Plan (the “Plan”).

        It is proposed that the Company’s directors reelected pursuant to Proposal 1 of this Proxy Statement, and excluding external directors, shall receive options to purchase an additional 25,000 Ordinary Shares. It is not proposed to grant options to external directors because according to the Companies Law and regulations promulgated thereunder, the compensation of external directors may not be modified during their three-year term of service. Such options will be governed by the Plan. The material terms of the options would be as follows:

—	Exercise Price Per Share: Equal to the closing price of the Ordinary Shares on the OTC Bulletin Board on the date of the Meeting.

—	Vesting Schedule: Director Options to purchase 6,250 Ordinary Shares shall vest at the end of each calendar quarter with the first batch vesting on December 30, 2009.

—	Expiration Date: The seventh anniversary of the date of the meeting on which the Directors are to be appointed.

        The aforementioned options have been approved by the Company’s Audit Committee and the Board, subject to shareholder approval.

        The Board recommends a vote FOR approval of the grant of options described above for each of the directors of the Company, excluding external directors.

        At the Meeting, the Board proposes that the following resolution be adopted:

        “RESOLVED, to grant to each of the directors reelected pursuant to Proposal 1 above, and excluding external directors, options to purchase 25,000 Ordinary Shares as described in the Proxy Statement.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 6

APPROVAL OF THE GRANT OF OPTIONS TO DIRECTORS SHMUEL PERETZ AND
MITCHELL FREEMAN

        Under the Companies Law, director’s compensation requires shareholder approval.

        In consideration of their current and past services to the Company and for their additional efforts to promote Company’s interests and activities, it is proposed that the current Chairman of the Board, Mr. Shmuel Peretz, and director Mitchell Freeman, who is also chairman of the business development committee, shall receive options to purchase 10,000 options, in addition to the options referred to in Proposal 5 above. Such options will be governed by Plan. The material terms of the options would be as follows:

—	Exercise Price Per Share: Equal to the closing price of the Ordinary Shares on the OTC Bulletin Board on the date of the Meeting.

—	Vesting Schedule: Director Options to purchase 5,000 Ordinary Shares shall vest on the date of the Meeting and Director Options to purchase an additional 5,000 Ordinary Shares shall vest six months from the date of the Meeting.

—	Expiration Date: The seventh anniversary of the date of the meeting on which the Directors are to be appointed.

        Such compensation has been approved by the Company’s Audit Committee and the Board, subject to shareholder approval.

        The Board recommends a vote FOR the ratification and approval of the grant of options to Mr. Shmuel Peretz and Mr. Mitchell Freeman, as described above.

        At the Meeting, the Board proposes that the following resolution be adopted:

        “RESOLVED, to grant to each of directors Mr. Shmuel Peretz and Mr. Mitchell Freeman options to purchase 10,000 Ordinary Shares as described in the Proxy Statement in consideration of their current and past service to the Company, which shall be in addition to the options referred to in Proposal 4.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 7

INCREASE OF SHARE CAPITAL AND AMENDMENT OF ARTICLES OF ASSOCIATION

        The Board has recommended that the registered share capital of the Company be increased by an additional NIS 4,500,000, such that, following such increase the registered share capital of the Company shall be NIS 5,000,000 divided into 500,000,000 Ordinary Shares, nominal value NIS 0.01 each, and that Article 6 of the Company’s Articles of Association be amended accordingly.

        Under the Companies Law, the increase of a company’s registered share capital is subject to shareholders approval.

        The Company announced on August 11, 2009 that it has dismissed nearly all of its employees, frozen nearly all of its activities, and continues explore a variety of strategic and financial alternatives. The strategic and financial alternatives currently being considered by the Company include, but are not limited to, seeking a financial investment from a third party to enable the Company to again pursue its current business plan, partnering with a third party to establish a medical device incubator, and collaborating with a third party in a new venture that would seek partial funding from multinational sources. These strategic and financial alternatives could involve, among other things, the sale of shares to raise additional capital, to purchase property or assets or to acquire other companies, or the use of shares for various equity compensation and other employee benefit plans and arrangements, or the declaration of share splits or dividends. Although the Board has made no decision to issue additional shares, it believes obtaining shareholder approval at the Meeting for an increase in share capital would enable the Company to move quickly on a transaction when the opportunity arises.

        The issuance of additional Ordinary Shares may adversely affect the market price of the Company’s Ordinary Shares and may result in dilution of the beneficial ownership interests and/or voting power of the Company’s existing ordinary shareholders.

        The additional authorized Ordinary Shares would have rights identical to the Company’s Ordinary Shares currently outstanding. Approval of the proposed increase in the number of authorized Ordinary Shares and any issuance of Ordinary Shares would not affect the rights of existing holders of the Company’s Ordinary Shares, except for the effects incidental to increasing the outstanding number of Ordinary Shares, such as dilution of earnings per share, if any, and dilution of voting rights of existing holders of Ordinary Shares.

        For the increase of the Company’s registered share capital to be approved, the resolution must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon.

        The Board recommends that the shareholders vote FOR the increase of the Company’s share capital described above.

        At the Meeting, the Board proposes that the following resolution be adopted:

        “RESOLVED, to increase the registered share capital of the Company such that following such increase, the Company’s share capital shall be NIS 5,000,000 (five million New Israeli Shekels), divided into 500,000,000 (five hundred million) Ordinary Shares, nominal value NIS 0.01 each; and

        FURTHER RESOLVED, to amend Article 6 of the Company’s Articles of Association such that, following such amendment, Article 6 shall read as follows:

6.	Share Capital

        The share capital of the Company is NIS 5,000,000 (five million New Israeli Shekels) divided into 500,000,000 (five hundred million) Ordinary Shares of a nominal value of one Israeli Agora (NIS 0.01) each (the “Ordinary Shares”).

        The rights attached to the Ordinary Shares shall be all the rights in the Company including, without limitation, the right to receive notices of shareholders meetings, to attend and vote at shareholders’ meetings, to participate in distribution of dividends and to participate in distribution of surplus assets and funds in liquidation of the Company.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 8

APPROVAL OF EXTENSION OF CERTAIN EXPIRATION DATES FOR OPTIONS
HELD BY ALL DIRECTORS, EXCLUDING EXTERNAL DIRECTORS

        The Company has option agreements with its current non-external directors: Mr. Shmuel Peretz, Mr. Mitchell H. Freeman, Mr. Daniel A. Luchansky, and Ms. Jaclynn Fischman Shweky. These options were granted under the Plan. The option agreements with Mr. Shmuel Peretz and Ms. Jaclynn Fischman Shweky provide, in part, that if the service of a director terminates, and if such director has not served continuously for six years or more prior to termination of service, these options shall expire three months from termination of service, and if such director has served for more than six years, these options will expire October 7, 2015. The options that were granted to Mr. Mitchell H. Freeman and Mr. Daniel A. Luchansky will expire on September 30, 2014.

        In consideration of their current and past services to the Company, it is proposed to amend the option agreements with each of the Company’s directors, excluding external directors, such that the options granted to those directors who have not served continuously for six years or more prior to termination of service with the Company shall expire twelve months from termination of service rather than three months from termination of service.

        Such change has been approved by the Company’s Audit Committee and by the Board, subject to shareholder approval.

        The Company intends to make identical changes with regard to options currently held by its current officers, employees, and advisors. (Note that in the case of Company CEO Asaf Ben-Arye, the change would be from six months to twelve months from termination of employment, rather than from three months to twelve months from termination of employment). Changes in the option agreements with officers, employees, and advisors do not require shareholder approval.

        The Board recommends a vote FOR the approval of the extension of certain expiration dates for options held by all directors, excluding external directors, as described above.

        At the Meeting, the Board proposes that the following resolution be adopted:

        “RESOLVED, in consideration of their current and past services to the Company, to amend existing option agreements with Mr. Shmuel Peretz, Mr. Mitchell H. Freeman, Mr. Daniel A. Luchansky, and Ms. Jaclynn Fischman Shweky such that the options granted to those directors who have not served the Company continuously for six years or more prior to termination shall expire twelve months from termination of that service.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 9

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR
ANNUAL REMUNERATION

        Under the Companies Law, at its annual meeting, a company must appoint its auditors who shall serve in office until the end of the following annual meeting.

        At the Meeting, it is intended that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, will be re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2009 and for such additional period until the next Annual Shareholders’ Meeting, and that the Board will be authorized by the Shareholders to fix the remuneration of the auditors in accordance with the volume and nature of their services. Kost, Forer, Gabbay & Kasierer has served as the Company’s independent auditors since 2006 and has served as the independent auditors of the Company’s controlling shareholder, Medis El, since 2003. The financial results of the Company have been consolidated in Medis’ financial statements since the Company’s inception.

        The table below summarizes the audit and other fees paid and accrued by the Company to Kost Forer Gabbay & Kasierer, during each of 2007 and 2008 (in U.S. Dollars):

	Year Ended December 31,
	2008	2007

Audit Fees	$31,000	$30,000
Audit-Related Fees	-	$20,000
Tax Fees	$5,000	$11,000

Total	$36,000	$61,000

        Fees for audit services include fees associated with the audit of the Company’s annual financial statements and services provided by its auditors in connection with statutory and regulatory filings or engagements, including review of documents filed with the SEC. Audit-related fees relate to assurance and related services by the Company’s auditors that are reasonably related to the performance of the audit or review of its financial statements. Tax fees included tax compliance and tax consultations.

        The Board recommends a vote FOR (i) the re-appointment of Kost Forer Gabbay & Kasierer as the independent auditors of the Company; and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

        At the Meeting, the Board will propose that the following resolution be adopted:

        “RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, be, and they hereby are, reappointed as the independent auditors of the Company for the fiscal year ending December 31, 2009 and for such additional period until the next annual general shareholders’ meeting. The Board be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein

CONSIDERATION OF FINANCIAL STATEMENTS AND AUDITORS’ REPORT

        At the Meeting, the shareholders shall consider the Auditor’s Report and the Financial Statements of the Company for the fiscal year ended December 31, 2008. The Company’s audited financial statements for the year ended December 31, 2008 are also included in the Company’s 2008 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commissions (the “SEC”) on June 30, 2009 and found on its website at www.sec.gov. The Company’s 2008 annual report on Form 20-F is not part of these proxy solicitation materials.

OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Company knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

        The Company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to “Foreign Private Issuers,” as such term is defined under the rules promulgated under the Exchange Act, and the Company fulfills the obligations with respect to those requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operations of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings also are available to the public from the SEC’s website at www.sec.gov. As a Foreign Private Issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement does not signify that the Company is subject to, or have chosen to comply with, the Exchange Act rules relating to the furnishing or content of proxy statements.

        IT IS IMPORTANT THAT YOUR PROXY BE RETURNED PROMPTLY BY MAIL. THE PROXY MAY BE REVOKED AT ANY TIME BY YOU BEFORE IT IS EXERCISED. IF YOU ATTEND THE MEETING IN PERSON, YOU MAY WITHDRAW ANY PROXY AND VOTE YOUR OWN ORDINARY SHARES.

By Order of the Board of Directors /s/ Smuel Peretz —————————————— CHAIRMAN OF THE BOARD OF DIRECTORS

Lod, Israel
Date: September 7, 2009

CELL KINETICS LTD.

2 YODFAT STREET
LOD 71291 ISRAEL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned, revoking previous proxies, hereby appoints Shmuel Peretz and David Arie, and each of them, as Proxies, with the power to appoint their substitutes, and hereby authorizes them to represent and to vote, as designated below, all of the Ordinary Shares, nominal value New Israeli Shekels 0.01 per share, of Cell Kinetics Ltd. (the “Company”) held of record by the undersigned on September 14, 2009, at the Annual General Meeting of Shareholders to be held on October 13, 2009, or any adjournment or postponement thereof, for the purposes described in the accompanying Notice of the Meeting and Proxy Statement, for which receipt is hereby acknowledged.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Shareholder. If no direction is made, this proxy will be voted FOR the proposals set forth herein. As to any other matter, said proxies shall vote in accordance with their best judgement.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 24 hours prior to the Meeting.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CELL KINETICS LTD.

October 13, 2009

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided. 

20433300330300330000 5 101309

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.

To reelect each of the following nominees to serve on the Board of Directors (the "Board") until the Company's next annual general meeting of shareholders and until their successors have been duly elected and qualified.

NOMINEES:
☐	FOR ALL NOMINEES	¡ Mr. Shmuel Peretz ¡ Mr. Mitchell H. Freeman ¡ Mr. Daniel A. Luchansky ¡ Ms. Jaclynn Fischman Shweky

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

☐	FOR ALL EXCEPT (See instructions below)

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
2.	To approve the compensation to our Directors who are not Company employees or consultants.	☐	☐	☐
3.	To approve a one time payment of $1,500 to Shmuel Peretz, Chairman of the Board, in addition to any other compensation received.	☐	☐	☐
4.

To authorize as compensation quarterly payments of up to $4,500 each to the presiding Chairman of the Board of the Company, such amounts to be determined by the Audit Committee and Board of Directors on a quarterly basis beginning November 1, 2009. Such amounts shall be in addition to the compensation referred to in Proposals 2 and 3.

		☐	☐	☐
5.	To approve the grant of options to purchase 25,000 Ordinary Shares of the Company, to be granted to the Company's directors (excluding external directors).	☐	☐	☐
6.

To approve the grant of options to purchase 10,000 Ordinary Shares of the Company, to be granted to directors Shmuel Peretz and Mitchell Freeman, which shall be in addition to the options referred to in Proposal 5 above.

		☐	☐	☐
7.

To increase the share capital of the Company such that following such increase the Company's share capital shall be NIS 5,000,000 (five million New Israeli Shekels), divided into 500,000,000 (five hundred million) Ordinary Shares, nominal value NIS 0.01 each, and to amend the Company's Articles of Association to reflect such increase of share capital.

		☐	☐	☐
8.	To approve an extension of certain expiration dates for options held by all directors, excluding external directors.	☐	☐	☐
9.

To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2009 and for such additional period until the next Annual General Shareholders' Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with the Companies Law.

		☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.